May 8, 2019

L. Dyson Dryden
President, Chief Financial Officer
Capitol Investment Corp. IV
1300 17th Street, Suite 820
Arlington, VA 22209

       Re: Capitol Investment Corp. IV
           Registration Statement on Form S-4
           Filed April 11, 2019
           File No. 333-230817

Dear Mr. Dryden:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed April 11, 2019

General, page i

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 L. Dyson Dryden
FirstName LastNameL. Dyson Dryden
Capitol Investment Corp. IV
Comapany NameCapitol Investment Corp. IV
May 8, 2019
May 8, 2019 Page 2
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FirstName LastName
         provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
2. We note that you have an exclusive forum provision in your bylaws that identifies the
         Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and a separate exclusive forum provision in your certificate of incorporation that identifies Court of Chancery of the State of Delaware as the exclusive forum. Please discuss how the exclusive forum provision in your bylaws is intended to operate given the exclusive forum provision in your certificate of incorporation. Please ensure that your disclosures are consistent with your exclusive forum provisions.
3. Please confirm that the newly created Delaware entity will: (i) file a post-effective amendment to this registration statement expressly adopting the such statements as its own registration statement for all purposes of the Securities Act of 1933 and the Securities
         Exchange Act of 1934 and (ii) such amendment will become effective before securities governed by Delaware law are exchanged for securities governed by Cayman law. Refer generally to Securities Act Rule 414 and Securities Act Rules C&D
611.03
Comparative Per Share Data, page 22

4. Please disclose, if true, that separate equivalent pro forma per share data amounts have not been presented given that there is a 1 to 1 share exchange ratio between Nesco and
         Capitol.
Anticipated Accounting Treatment, page 66

5. You have determined that the merger between the Capitol and Nesco entities will be accounted for as a reverse merger with Nesco being the accounting acquirer. Please help us better understand how you made this determination pursuant to ASC 805-10-55-5 as well as ASC 805-10-55-11 through 55-15. Please specifically address your consideration of the following as part of your response:
           Please address the relative voting rights in the combined entity after the business combination. Assuming no Capitol shareholders elect to redeem their shares for cash,
             Nesco shareholders will own only 26.6% of the outstanding shares of Capitol compared to Capitol shareholders owning 73.4%. If 14,135,936 ordinary shares are redeemed for cash, which assumes the maximum redemption of Capitol's shares,
             Nesco shareholders will own 42.2% and Capitol shareholders will own 57.8% of the
             Capitol shares. Please also address your consideration of outstanding warrants. Refer to ASC 805-10-55-12(a); and
 L. Dyson Dryden
FirstName LastNameL. Dyson Dryden
Capitol Investment Corp. IV
Comapany NameCapitol Investment Corp. IV
May 8, 2019
May 8, 2019 Page 3
Page 3
FirstName LastName
             Please address your consideration of the composition of the board of directors. Your disclosures on page 88 indicate that Nesco may designate only two of the seven board of directors. If Nesco beneficially owns 35% or more of the issued and outstanding shares, than Nesco will have the right to designate only three of the eight board of directors. Refer to ASC 805-10-55-12(c).
Description of the Transactions, page 74

6.       Please expand your disclosures to address the following:
           In connection with the Domestication and merger, you disclose the outstanding Class
            A and Class B ordinary shares of common stock of Capitol will be converted into shares of common stock of Capitol. Please disclose the exchange ratio for this conversion, the terms related to the conversion of the outstanding warrants of Capitol and address your consideration of any accounting impact of these exchanges;
           Assuming redemptions of 14,135,936 public shares of Capital for cash, an additional
            7.5 million ordinary shares will be issued to Nesco shareholders. Please clarify how the additional number of ordinary shares to be issued will be determined if there are redemptions;
           Please disclose the significant terms of the new revolving credit facility and bridge loans that are expected to be entered into per the Debt Commitment Letter, including the interest rates they are subject to and maturity dates;
           We note that the Nesco Owner will also have the right to receive up to 1.8 million additional shares of common stock. Please disclose the specific terms of this additional consideration and the potential impact of issuing this additional consideration on your financial statements; and Based on disclosures on page F-45, Nesco appears to have outstanding phantom units
            and NHLP Class B units. Please disclose the impact to these units in the merger transaction.
Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 77

7. For adjustment (2), please better clarify in the notes how you determined the estimated amount that would be drawn under the revolving credit facility under both scenarios.
8. Pursuant to Rule 11-02(b)(5) of Regulation S-X, please separately disclose any material nonrecurring charges or credits and related tax effects which result directly from the transactions and which will be included in income within the 12 months succeeding the transactions. Please also clearly indicate that such charges or credits were not considered in the pro forma statement of operations. For example, it appears that part of adjustment
         (3) relates to the write-off of certain deferred financing costs associated with the repayment of long-term debt. In addition, adjustment (5) appears to be related to underwriting fees and as well as other expenses expected to be incurred related to the transactions.
 L. Dyson Dryden
FirstName LastNameL. Dyson Dryden
Capitol Investment Corp. IV
Comapany NameCapitol Investment Corp. IV
May 8, 2019
Page 4
May 8, 2019 Page 4
FirstName LastName
9. Given that your description of the transactions indicate that all Class A ordinary shares will be automatically converted into shares of common stock, please advise why the pro forma balance sheet shows an ending amount for Class A ordinary shares and no amounts for common stock. Alternatively, please revise your presentation.
Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page
79

10. For adjustment (3), please expand your note to clearly show how you arrived at the pro forma interest adjustment amounts, including the amount of debt and corresponding interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X. Please also disclose the basis for using different interest rates under the two scenarios. General
Financial Statements, page F-1

11. Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.
Financial Statements of NESCO Holdings I, Inc. and Subsidiaries
Shipping and Handling Costs, page F-30

12. You classify shipping and handling fees billed to customers as rental revenues. Please tell us for each revenue stream (e.g. shipping related to equipment and parts sales and shipping related to rentals) how you account for these shipping and handling fees billed to the customer and the associated shipping costs, quantify the amount of shipping revenue and costs recorded each period presented and tell us how you consideres ASC 606-10-32-
         2 when determining that presenting these revenues as rental revenues is appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 L. Dyson Dryden
Capitol Investment Corp. IV
May 8, 2019
Page 5

        You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Melissa Rocha,
Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney, at (202) 551-3345 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                         Sincerely,
FirstName LastNameL. Dyson Dryden
                                                         Division of
Corporation Finance
Comapany NameCapitol Investment Corp. IV
                                                         Office of
Manufacturing and
May 8, 2019 Page 5                                       Construction
FirstName LastName